SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In October 2015:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			37,545,695		0.2389	0.2389

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	14	116,475	0.00000	0.00
			Total Conversion ADRs (Out)		116,475		0.00

Shares	Common	Direct with the Company	Exerc Options	06	173,250	2.31648	401,330.16
Shares	Common	Direct with the Company	Exerc Options	06	121,500	4.14096	503,126.64
Shares	Common	Direct with the Company	Exerc Options	06	101,600	4.05596	412,085.54
Shares	Common	Direct with the Company	Exerc Options	06	94,350	4.35376	410,777.26
Shares	Common	Direct with the Company	Exerc Options	06	117,225	5.36760	629,216.91
Shares	Common	Direct with the Company	Exerc Options	06	214,695	8.72400	1,872,999.18
Shares	Common	Direct with the Company	Exerc Options	07	53,775	2.31648	124,568.71
Shares	Common	Direct with the Company	Exerc Options	07	57,350	4.14096	237,484.05
Shares	Common	Direct with the Company	Exerc Options	09	69,025	0.49852	34,410.34
Shares	Common	Direct with the Company	Exerc Options	09	42,100	0.92106	38,776.63
Shares	Common	Direct with the Company	Exerc Options	09	32,700	2.11284	69,089.87
Shares	Common	Direct with the Company	Exerc Options	09	144,375	2.31648	334,441.80
Shares	Common	Direct with the Company	Exerc Options	09	111,200	4.14096	460,474.75
			Total Sell		1,333,145		5,528,781.84

Shares	Common	Direct with the Company	Plan of Shares Acquisition	06	212,650	19.89	4,229,608.50
Shares	Common	Direct with the Company	Plan of Shares Acquisition	07	18,104	20.00	362,080.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	09	47,360	19.79	937,254.40
			Total Buy		278,114		5,528,942.90

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			36,374,189		0.2314	0.2314

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In October 2015:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				0	0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price (USD)	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	14	116,475	0.00000	0.00
			Total Conversion ADRs (In)		116,475		0.00

ADR (*)	Common	Direct with the Company	Exerc Options	14	116,475	1.67600	195,212.10
			Total Sell		116,475		195,212.10

Final Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				0	0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer